SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

Network 1 Security Solutions Inc.
(Name of Issuer)

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

64121N109
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64121N109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,587,147

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,587,147

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,587,147

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.79%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	64121N109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Performance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,339,659

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,339,659

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,339,659

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.85%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	64121N109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Auerbach

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,587,147

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,587,147

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,587,147

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.79%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	64121N109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners Offshore Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,339,659

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,339,659

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,339,659

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.85%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	64121N109

Item 1.	(a).	Name of Issuer:

Network 1 Security Solutions Inc.

	(b).	Address of issuer's principal executive offices:

445 Park Avenue Suite 1018 New York, New York 10022

Item 2.	(a)-(c).	Name Principal Business Address, and Citizenship of Person Filing:

Hound Partners, LLC 101 Park Avenue, 48th Floor New York, NY 10178

Hound Performance, LLC 101 Park Avenue, 48th Floor New York, NY 10178
Jonathan Auerbach 101 Park Avenue, 48th Floor New York, NY 10178

Hound Partners Offshore Fund, LP c/o Citco Fund Services (Curaçao) N.V. Kaya Flamboyan 9 P.O. Box 4774 Willemstad, Curaçao Netherlands Antilles

Item 2.	(d)	Title of class of securities:

Common Stock, $.01 par value per share

Item 2.	(e).	CUSIP No.:

64121N109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

	(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Hound Partners, LLC	2,587,147 shares
		Hound Performance, LLC	2,339,659 shares
		Jonathan Auerbach	2,587,147 shares
		Hound Partners Offshore Fund, LP	2,339,659 shares

	(b)	Percent of class:

		Hound Partners, LLC	9.79%
		Hound Performance, LLC	8.85%
		Jonathan Auerbach	9.79%
		Hound Partners Offshore Fund, LP	8.85%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

		Hound Partners, LLC	0 shares
		Hound Performance, LLC	0 shares
		Jonathan Auerbach	0 shares
		Hound Partners Offshore Fund, LP	0 shares
,

(ii) Shared power to vote or to direct the vote

		Hound Partners, LLC	2,587,147 shares
		Hound Performance, LLC	2,339,659 shares
		Jonathan Auerbach	2,587,147 shares
		Hound Partners Offshore Fund, LP	2,339,659 shares
,

(iii) Sole power to dispose or to direct the disposition of

		Hound Partners, LLC	0 shares
		Hound Performance, LLC	0 shares
		Jonathan Auerbach	0 shares
		Hound Partners Offshore Fund, LP	0 shares
,

(iv) Shared power to dispose or to direct the disposition of

		Hound Partners, LLC	2,587,147 shares
		Hound Performance, LLC	2,339,659 shares
		Jonathan Auerbach	2,587,147 shares
		Hound Partners Offshore Fund, LP	2,339,659 shares
,

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2012
(Date)

HOUND PARTNERS, LLC (1)

By:	/s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

HOUND PERFORMANCE, LLC (1)

By:	/s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

/s/ Jonathan Auerbach (1)
JONATHAN AUERBACH

HOUND PARTNERS OFFSHORE FUND, LP (1)

By: Hound Performance, LLC, its general partner

By:	/s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

(1) The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment number 3 dated February 6, 2012 relating to the Common Stock, $.01 par value per share of Network 1 Security Solutions Inc. shall be filed on behalf of the undersigned.

HOUND PARTNERS, LLC

By:	/s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

HOUND PERFORMANCE, LLC

By:	/s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

/s/ Jonathan Auerbach
JONATHAN AUERBACH

HOUND PARTNERS OFFSHORE FUND, LP

By: Hound Performance, LLC, its general partner

By:	/s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

SK 22404 0006 1262857